

ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


05006228

February 25, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


SUPPL
PROCESSING
SECTION
RECEIVED
MAR 0 1 2005
179
SEC MAIL
WASH. D.C.

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 24, 2005 – Announcement of 2004 Year End Reserves

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,


MAR 0 7 2005
THOMSON
FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

February 24, 2005

Advantage Announces Year End 2004 Reserves

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") (TSX: AVN.UN) is pleased to announce the results of its year end reserve evaluation which is based on an independent engineering study conducted by Sproule Associates Limited ("Sproule") prepared in accordance with National Instrument 51-101.

Reserve Highlights (working interest reserves using Sproule price and cost forecasts)

	December 31, 2004	December 31, 2003
Proved plus probable reserves (mboe)	82,951	53,271
Proved reserves (mboe)	55,375	38,998
Present Value at 10%, proved plus probable ($000)	$885,094	$520,050
Net Asset Value per Unit at 10%	$11.04 (1) (2)	$9.69
Reserve Life Index (proved plus probable - years) (3)	9.9	9.1
Reserves per Unit (proved plus probable)	1.28 (1)	1.24
Debt per boe of reserves	$2.25 (2)	$2.29

(1) Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end

(2) Bank debt and working capital net of proceeds related to the issuance of 5.25 million Units on February 9, 2005

(3) Based on year end exit rate production

- Proved plus probable reserves increased by 56% to 83.0 mmboe.
- Reserve additions from the Fund's 2004 capital expenditure program were 8.2 mmboe at a cost of $13.18 per boe which replaced 116% of production.
- Reserve additions from the acquisitions of the Anadarko assets and Defiant Energy Corporation were 29.1 mmboe at a cost of $13.05 per boe.
- Total net reserve additions for the year were 36.8 mmboe with a net cost for finding, development and acquisitions of $13.12 per boe.

Working Interest Reserves Summary as at December 31, 2004 using Sproule price and cost forecasts

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	11,714.2	1,562.4	2,601.3	186,137	46,901
Developed Non-producing	490.8	0.0	134.8	9,494	2,207
Undeveloped	3,262.6	0.0	376.7	15,764	6,267
Total Proved	**15,467.6**	**1,562.4**	**3,112.8**	**211,395**	**55,375**
Probable	11,318.6	624.1	1,874.1	82,552	27,576
Total Proved + Probable	**26,786.2**	**2,186.5**	**4,986.9**	**293,946**	**82,951**

Present Value of Future Net Revenue using Sproule price and cost forecasts ($000)

	Before Income Taxes Discounted at 0%	5%	10%
Proved			
Developed Producing	$ 984,488	$ 739,592	$ 613,438
Developed Non-producing	38,209	30,840	25,880
Undeveloped	83,899	62,320	44,808
Total proved	**1,106,596**	**832,752**	**684,126**
Probable	563,512	302,457	200,968
Total Proved + Probable	**$ 1,670,108**	**$ 1,135,209**	**$ 885,094**

Sproule Price Forecasts

The present value of future cash flow at December 31, 2004 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective December 31, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Alberta Plantgate Natural Gas ($Cdn/mmbtu)	Henry Hub Natural Gas ($US/mmbtu)	Exchange Rate ($US/$Cdn)
2005	$ 44.29	$ 51.25	$ 6.76	$ 6.74	$0.84
2006	$ 41.60	$ 48.03	$ 6.45	$ 6.48	$0.84
2007	$ 37.09	$ 42.64	$ 6.00	$ 6.08	$0.84
2008	$ 33.46	$ 38.31	$ 5.55	$ 5.70	$0.84
2009	$ 31.84	$ 36.36	$ 5.21	$ 5.41	$0.84

Working Interest Reserves Reconciliation using Sproule price and cost forecasts

Proved Developed Producing	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2003	**5,614**	**5**	**1,575**	**155,000**	**33,027**
Extensions	796	0	190	2,255	1,362
Improved recovery	0	0	0	0	0
Discoveries	0	0	0	0	0
Economic factors	175	65	12	1,365	481
Technical revisions	408	358	162	13,910	3,246
Acquisitions	6,372	1,255	965	44,941	16,082
Dispositions	(196)	0	(7)	(86)	(217)
Production	(1,455)	(121)	(296)	(31,248)	(7,080)
Closing balance at Dec. 31, 2004	**11,714**	**1,562**	**2,601**	**186,137**	**46,901**

Proved	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2003	**6,415**	**5**	**1,841**	**184,423**	**38,998**
Extensions	2,178	0	427	4,855	3,414
Improved recovery	0	0	0	0	0
Discoveries	0	0	0	0	0
Economic factors	249	65	15	1,845	637
Technical revisions	256	358	80	940	850
Acquisitions	8,021	1,255	1,053	50,666	18,773
Dispositions	(196)	0	(7)	(86)	(217)
Production	(1,455)	(121)	(296)	(31,248)	(7,080)
Closing balance at Dec. 31, 2004	**15,468**	**1,562**	**3,113**	**211,395**	**55,375**

Proved + Probable	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Opening balance Dec. 31, 2003	**11,053**	**6**	**2,638**	**237,441**	**53,271**
Extensions	3,364	0	733	8,795	5,563
Improved recovery	0	0	0	0	0
Discoveries	0	0	0	0	0
Economic factors	341	92	25	2,648	900
Technical revisions	87	694	296	3,887	1,723
Acquisitions	13,838	1,516	1,608	72,651	29,071
Dispositions	(442)	0	(17)	(227)	(497)
Production	(1,455)	(121)	(296)	(31,248)	(7,080)
Closing balance at Dec. 31, 2004	**26,786**	**2,187**	**4,987**	**293,947**	**82,951**

Net Asset Value using Sproule price and cost forecasts

($000, except per Unit amounts)	5%	10%
Present value proved and probable reserves	$1,135.2	$ 885.1
Undeveloped acreage and seismic [(1)]	19.2	19.2
Working capital (deficit) net of cash distributions payable to Unitholders	(27.4)	(27.4)
Bank debt [(2)]	(159.1)	(159.1)
Net asset value	**$ 967.9**	**$ 717.8**
Net asset value per Unit [(3)]	**$ 14.88**	**$ 11.04**

[(1)] Land at $50 per acre
[(2)] Net of proceeds related to the issuance of 5.25 million Units on February 9, 2005
[(3)] Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end

Working Interest Reserves Summary as at December 31, 2004 using Sproule Constant price assumptions

	Light & Medium Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved					
Developed Producing	11,880.9	1,456.2	2,628.9	189,026	47,470
Developed Non-producing	491.0	0.0	134.8	9,497	2,209
Undeveloped	3,271.1	0.0	376.5	15,813	6,283
Total Proved	**15,643.0**	**1,456.2**	**3,140.2**	**214,335**	**55,962**
Probable	11,501.6	597.1	1,897.7	85,562	28,257
Total Proved + Probable	**27,144.6**	**2,053.3**	**5,037.9**	**299,897**	**84,219**

Net Present Value of Future Net Revenue using Sproule Constant price assumptions ($000)

	Before Income Taxes Discounted at		
	0%	5%	10%
Proved			
Developed Producing	$ 1,146,393	$ 843,443	$ 684,199
Developed Non-producing	47,966	37,858	31,125
Undeveloped	112,906	79,814	56,660
Total Proved	**1,307,265**	**961,115**	**771,984**
Probable	654,920	361,057	240,150
Total Proved + Probable	**$ 1,962,185**	**$ 1,322,172**	**$ 1,012,134**

Sproule Constant Price Assumptions

Crude Oil:	
Edmonton Par	$ 46.51/bbl
Hardisty Bow River 24.9° API	$ 24.15/bbl
Natural Gas:	
Alberta AECO-C	$ 6.78/mmbtu
B.C. Westcoast Station 2	$ 6.68/mmbtu
Natural Gas By-Products:	
Propane	$ 36.11/bbl
Butane	$ 39.78/bbl
Pentanes Plus	$ 51.80/bbl

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com